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                                                                   Exhibit 99.1

         [Excerpted from Release and Settlement Agreement dated as of January 10, 1997 between Pierre R. Latour and Aspen Technology, Inc.]


1. ...
     c) Private Placement Stock Registration. The 3,100 shares of restricted AspenTech common stock that Latour purchased in the private placement program will be included in the planned registration (Shelf Registration) of other securities to permit sales in ordinary course brokerage or dealer transactions. This currently is planned for late January or early February. Latour's shares will be registered by February 15, 1997. AspenTech will use its best efforts to keep the Shelf Registration continuously effective beyound an initial 90 day period. The continued effectiveness of the Shelf Registration depends on AspenTech supplementing or amending the Shelf Registration as required by law, and it plans to make such supplements or amendments absent a determination that it would be significantly disadvantageous to AspenTech and its stockholders to make such a supplement or amendment requiring disclosure of non-public information which it is not otherwise obligated to disclose. Latour would be notified of any suspension of the Shelf Registration.

[For purposes of the foregoing Section 1(c), the following terms have the indicated meanings:

"AspenTech" means Aspen Technology, Inc.

"Latour" means Dr. Pierre R. Latour]